Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three and Six Months Ended June 30, 2014

HAMILTON, Bermuda--(BUSINESS WIRE)--July 29, 2014--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced results for the three and six months ended June 30, 2014.

Highlights

  Reported EBITDA (see Non-GAAP Measures section below) of $5.0 million for the three months ended June 30, 2014, an increase of $2.4 million from $2.6 million for the three months ended June 30, 2013. The Company reported a net profit of $0.1 million for the three months ended June 30, 2014, or $0.004 basic and diluted earnings per share, as compared to a net loss of $1.2 million, or $0.148 basic and diluted net loss per share, for the three months ended June 30, 2013.
  Reported adjusted EBITDA (see Non-GAAP Measures section below) of $5.3 million for the three months ended June 30, 2014, an increase of $2.3 million from $3.0 million for the three months ended June 30, 2013. The Company reported an adjusted net profit (see Non-GAAP Measures section below) of $0.4 million for the three months ended June 30, 2014, or $0.016 basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), as compared to an adjusted net loss of $0.7 million, or $0.081 basic and diluted adjusted loss per share, for the three months ended June 30, 2013.
  Completed the acquisition of the Ardmore Endeavour, a 49,997 Dwt Eco-design product and chemical tanker built at STX Offshore & Shipbuilding Co. Ltd, Korea in July 2013 for a purchase price of $36 million. The vessel was delivered to Ardmore on June 25, 2014 and immediately commenced employment in the spot market.
  Completed the acquisition of the Ardmore Sealifter, a 47,472 Dwt product tanker built at Onomichi Dockyard Co. Ltd, Japan in July 2008 for a purchase price of $23 million. The vessel was delivered to Ardmore on July 22, 2014 and immediately commenced employment in the spot market.
  Agreed to acquire a 47,463 Dwt product tanker built at Onomichi Dockyard Co. Ltd, Japan in August 2008 (to be renamed Ardmore Sealeader), for a purchase price of $23 million. The vessel is expected to deliver to Ardmore in August 2014.
  Completed a senior debt facility with Credit Agricole for $39 million on May 22, 2014 to finance two of our existing 25,000 Dwt IMO2 product and chemical vessels currently under construction at Fukuoka Shipbuilding Co. Ltd in Japan. The first of these vessels is expected to deliver in November 2014, with the second scheduled to deliver in March 2015.
  Completed a $53 million increase to the existing $172 million debt facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc, and Skandinaviska Enskilda Banken AB on July 24, 2014, under the facility’s accordion option. The total amount available under the facility is now approximately $225 million and the increased amount is expected to be used to finance up to 65% of the purchase price of the three recently acquired MR product and chemical tankers.
  Declared a cash dividend, on July 15, 2014, of $0.10 per share for the quarter ended June 30, 2014.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

“We are pleased with the Company’s profitable second quarter results. The vessels delivered year-to-date have contributed meaningfully to earnings growth, and the Company’s employment strategy has ensured stability in cashflow and earnings. During the quarter, we have continued to execute our growth strategy, expanding our fleet with the acquisition of three fuel-efficient MR product tankers in a disciplined manner that is accretive to earnings. We have already taken delivery of two of these vessels and, following delivery of the third vessel, the Ardmore Sealeader, in August 2014, 58% of our fleet will be in the water and contributing to earnings.”

Mr. Gurnee continued:

“We are also pleased to have completed financing for the three most recent acquisitions with our existing banking group. We look forward to finalizing the debt facility for the Ardmore Seamariner in the near term, at which point our entire fleet including those on order will have committed debt financing in place. Our conservative balance sheet and proven ability to finance accretive acquisitions position us well to capitalize on attractive opportunities in order to benefit from the strong, long-term fundamentals of the product and chemical tanker sectors.”

Summary of Recent and Second Quarter 2014 Events

Fleet

Acquisitions

On May 27, 2014, Ardmore acquired the Ardmore Endeavour a 49,997 Dwt Eco-design MR product & chemical tanker built at STX Offshore & Shipbuilding Co. Ltd, in Korea in 2013, for a purchase price of $36 million. Ardmore took delivery of this vessel on June 25, 2014, and it is now employed in the spot market.

On June 10, 2014, Ardmore acquired the Ardmore Sealifter, a 47,472 Dwt MR product tanker built at Onomichi Dockyard in Japan in 2008, for a purchase price of $23 million. Ardmore took delivery of this vessel on July 22, 2014, and it is now employed in the spot market.

On June 5, 2014, Ardmore agreed to acquire a 47,463 Dwt MR product tanker built at Onomichi Dockyard in Japan in 2008 and to be renamed Ardmore Sealeader for a purchase price of $23 million. This vessel is expected to deliver to Ardmore in August 2014.

Fleet Operations and Employment

As of this date, we have thirteen vessels in operation, are awaiting delivery of a recently acquired vessel (to be renamed Ardmore Sealeader) scheduled for August, and have ten Eco-design vessels under construction delivering in 2014 and 2015. Our thirteen vessels in operation comprise: five Eco-design MR product and chemical tankers; five Eco-mod product tankers; and three Eco-mod chemical tankers.

Eco-design MR

During the quarter, four of our five Eco-design MR’s were employed on time charters at an average rate of $15,859 / day. The average expiry of these time charters is seven months from June 30, 2014. One of these time charters contains a market-based profit share component. We took delivery of our fifth Eco-design MR Ardmore Endeavour on June 25, 2014, which has commenced trading in the spot market.

For the third quarter of 2014, we expect to have 80% of our revenue days for the five Eco-design MR’s covered by time charter employment at an average rate of approximately $15,800 / day before profit share and 20% of revenue days employed in the spot market.

Eco-mod MR

During the quarter, we had four Eco-mod MR’s employed on time charters at an average rate of $14,710 / day. The average expiry of the time charters is seven months from June 30, 2014, and three of our charters are at escalating rates over the period. We took delivery of our fifth Eco-mod MR Ardmore Sealifter on July 22, 2014 and commenced trading in the spot market, and we expect to take delivery of our sixth unit, TBN Ardmore Sealeader, in August after which it will be engaged in either the spot market, in a pool, or on time charter.

For the third quarter of 2014, we expect to have 71% of our revenue days for the first five Eco-mod MR’s covered by time charter employment at an average rate of approximately $13,800 / day and 29% of revenue days employed in the spot market. The time charter rate in the third quarter reflects the first part of rate escalation on three, seven month, time charters and the average rate over the duration of the charters will be $14,200 / day.

Chemical

During the quarter, we had one 29,000 Dwt chemical tanker employed on a time charter at a rate of $13,549 / day, and we had two 17,500 Dwt chemical tankers employed in a pool earning an average rate of $9,893 / day. The expected expiry of the time charter is six months from June 30, 2014.

For the third quarter of 2014, we expect to have 33% of our revenue days for the chemical tankers covered by time charter employment at a rate of approximately $13,500 / day and 67% of revenue days employed in a pool whose earnings are derived from the spot market.

Drydocking

The Ardmore Seafarer completed its second special survey on June 23, 2014, and the Ardmore Seamaster entered drydock in July 2014 for its second special survey. We expect that drydock days for both vessels will be approximately 38 days in the aggregate.

Financing

On May 22, 2014, Ardmore signed a loan agreement for a new $39 million credit facility with Credit Agricole CIB. The proceeds from the new facility will be used to finance up to 65% of the purchase price of two 25,000 Dwt IMO2 product and chemical vessels currently under construction at Fukuoka Shipbuilding Co. Ltd in Japan. The facility has a margin of 3.05% above LIBOR and will be an amortizing senior term loan with a final maturity seven years from the date of drawdown. The two vessels are expected to deliver in November 2014 and March 2015.

On July 24, 2014, Ardmore completed an increase of its facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB (“SEB”) in the amount of approximately $53 million. The proceeds will be used to finance up to 65% of the purchase price of Ardmore’s three recent secondhand vessel acquisitions. The margin is 2.95% above LIBOR. The total amount available for borrowing under this facility is now approximately $225 million.

We are currently in discussions to finalize a senior debt facility for the Ardmore Seamariner, and, once completed, Ardmore’s entire fleet will have committed financing in place.

Dividend

On July 15, 2014, Ardmore’s Board of Directors announced a cash dividend of $0.10 per share for the quarter ended June 30, 2014. The cash dividend is payable on August 14, 2014 to all shareholders of record on July 31, 2014.

Results for the three months ended June 30, 2014 and 2013

For the three months ended June 30, 2014, the Company reported EBITDA (see Non-GAAP Measures section below) of $5.0 million, an increase of $2.4 million from $2.6 million for the three months ended June 30, 2013. The Company reported a net profit of $0.1 million, or $0.004 basic and diluted earnings per share, for the three months ended June 30, 2014, as compared to a net loss of $1.2 million, or $0.148 basic and diluted loss per share, for the three months ended June 30, 2013.

For the three months ended June 30, 2014, the Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $5.3 million, an increase of $2.3 million from $3.0 million for the three months ended June 30, 2013. Adjusted net profit (see Non-GAAP Measures section below) amounted to $0.4 million, or $0.016 basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the three months ended June 30, 2014, as compared to an adjusted net loss of $0.7 million, or $0.081 basic and diluted adjusted loss per share for the three months ended June 30, 2013. Results were adjusted for share based compensation (non-cash item) in each period, as applicable, along with IPO costs and deferred finance fee write-offs for the three months ended June 30, 2013.

Results for the six months ended June 30, 2014 and 2013

For the six months ended June 30, 2014, the Company reported EBITDA (see Non-GAAP Measures section below) of $9.0 million, an increase of $3.8 million from $5.2 million for the six months ended June 30, 2013. The Company reported a net loss of $0.3 million, or $0.014 basic and diluted loss per share, for the six months ended June 30, 2014, as compared to a net loss of $1.2 million, or $0.153 basic and diluted loss per share, for the six months ended June 30, 2013.

For the six months ended June 30, 2014, the Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $9.7 million, an increase of $4.2 million from $5.5 million for the six months ended June 30, 2013. Adjusted net profit (see Non-GAAP Measures section below) amounted to $0.4 million, or $0.016 basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the six months ended June 30, 2014, as compared to an adjusted net loss of $0.7 million, or $0.086 basic and diluted adjusted net loss per share for the six months ended June 30, 2013. Results were adjusted for share based compensation (non-cash item) in each period, as applicable, along with IPO costs and deferred finance fee write offs for the six months ended June 30, 2013.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended June 30, 2014 was $13.8 million, an increase of $5.5 million from $8.3 million for the three months ended June 30, 2013. The increase primarily relates to additional revenue attributable to the Ardmore Seavantage, Ardmore Seamariner, Ardmore Seavanguard and Ardmore Endeavour, which commenced trading on January 18, 2014, February 1, 2014, February 17, 2014 and June 26, 2014 respectively. Fleet time charter equivalent per day was $14,169 for the three months ended June 30, 2014, as compared to $12,706 for the three months ended June 30, 2013.

Commissions and voyage related costs were $0.3 million for the three months ended June 30, 2014, as compared to $0.1 million for the three months ended June 30, 2013. This increase is due to increases in revenue days in line with additional vessel deliveries in the first quarter of 2014.

Vessel operating expenses were $6.6 million for the three months ended June 30, 2014, an increase of $2.2 million from $4.4 million for the three months ended June 30, 2013. This increase is primarily due to an increase in the number of vessels in operation for the three months ended June 30, 2014, in addition to the timing of operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,470 for the three months ended June 30, 2014, as compared to $6,443 for the three months ended June 30, 2013.

Depreciation expense for the three months ended June 30, 2014 was $3.4 million, an increase of $1.4 million from $2.0 million for the three months ended June 30, 2013. The increase is due to an increase in the average number of owned vessels to 11.1 for the three months ended June 30, 2014, from 7.2 for the three months ended June 30, 2013.

Amortization of deferred dry dock expenditure for the three months ended June 30, 2014 was $0.5 million, as compared with $0.4 million for the three months ended June 30, 2013. The capitalized costs of drydocking are depreciated on a straight line basis to the next scheduled drydocking.

General and administrative expenses for the three months ended June 30, 2014 were $1.9 million, as compared to $1.2 million for the three months ended June 30, 2013. The increase is primarily due to costs associated with being a publicly listed company.

Interest expense and finance costs, which include loan interest, capital lease interest and amortization of deferred financing fees, were $1.0 million for the three months ended 30 June, 2014, a decrease of $0.4 million from $1.4 million for the three months ended June 30, 2013. Cash interest expense increased by $0.3 million as a result of an increase in the average debt balance following the delivery of vessels since June 30, 2013. The overall interest expense charge has decreased as a result of an increase in the amount of capitalized interest which offsets the cash interest expense. Capitalized interest amounted to $0.9 million for the three months ended June 30, 2014, an increase of $0.7 million from $0.2 million for the three months ended June 30, 2013. Capitalized interest has increased in line with deposits paid for Ardmore’s current vessels on order. There was also a write-off of deferred finance fees in the second quarter of 2013 related to the capital lease facility for the Ardmore Calypso and Ardmore Capella that was entered into in April 2013.

Liquidity

As of June 30, 2014, the Company had $66.0 million (December 31, 2013: $56.9 million) available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of:

	As of
	Jun 30, 2014	Dec 31, 2013
Debt	128,606,000	88,860,000
Capital Leases	29,620,415	30,379,015
Total	158,226,415	119,239,015

Conference Call

The Company plans to have a conference call on Tuesday, July 29, 2014 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2014. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 888-430-8709 (U.S.) or 719-325-2354 (International) and entering the conference participant passcode 2951568.
  By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 2951568 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain our cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. We provide our services to customers through voyage charters, commercial pools and time charters and enjoy close working relationships with key commercial and technical management partners. We view the continued development of these relationships as crucial to our long-term success.

Ardmore Shipping Corporation Unaudited Condensed Interim Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2014	Dec 31, 2013
Current assets
Cash and cash equivalents	65,986,688	56,860,845
Receivables, trade	1,472,126	743,406
Working capital advances	500,000	534,571
Prepayments	495,996	471,563
Advances and deposits	1,653,322	1,894,317
Other receivables	425,637	321,810
Inventories	1,680,412	1,131,466
Total current assets	72,214,181	61,957,978

Non-current assets
Vessels and vessel equipment, net	341,157,064	201,700,229
Deferred dry dock expenditure, net	2,913,569	1,339,238
Vessels under construction	74,843,882	89,015,139
Other non-current assets, net	162,779	158,308
Deferred finance charges, net	6,810,721	3,794,741
Total non-current assets	425,888,015	296,007,655

TOTAL ASSETS	498,102,196	357,965,633

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	7,338,603	3,999,311
Charter revenue received in advance	796,583	1,806,600
Other payables	31,489	5,436
Accrued interest on loans	712,229	557,160
Current portion of long-term debt	11,916,000	9,100,000
Current portion of capital lease obligations	1,639,656	1,578,686
Total current liabilities	22,434,560	17,047,193

Non-current liabilities
Non-current portion of long-term debt	116,690,000	79,760,000
Non-current portion of capital lease obligations	27,980,759	28,800,329
Total non-current liabilities	144,670,759	108,560,329

Equity
Share capital	261,000	180,500
Additional paid in capital	343,579,550	244,702,577
Accumulated deficit	(12,843,673)	(12,524,966)
Total equity	330,996,877	232,358,111

TOTAL LIABILITIES AND EQUITY	498,102,196	357,965,633

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
REVENUE
Revenue	13,828,598	8,345,281	26,214,862	15,620,366

OPERATING EXPENSES
Commissions and voyage related costs	299,085	148,346	545,684	324,082
Vessel operating expenses	6,606,327	4,353,343	12,506,318	8,230,152
Depreciation	3,401,368	2,024,909	6,423,130	3,728,926
Amortization of deferred dry dock expenditure	514,253	365,526	955,838	714,422
General and administrative expenses	1,907,557	1,235,520	4,196,823	1,897,536
Total operating expenses	12,728,590	8,127,644	24,627,793	14,895,118

Profit from operations	1,100,008	217,637	1,587,069	725,248

Interest expense and finance costs	(1,000,036)	(1,400,413)	(1,890,022)	(1,942,949)
Interest income	8,278	1,310	10,300	2,191

Profit/(loss) before taxes	108,250	(1,181,466)	(292,653)	(1,215,510)

Income tax	(13,505)	(7,734)	(26,054)	(14,382)

Net profit/(loss)	94,745	(1,189,200)	(318,707)	(1,229,892)

Earnings/loss per share, basic and diluted	0.004	(0.148)	(0.014)	(0.153)
Weighted average number of shares, basic and diluted	26,100,000	8,049,764	22,996,409	8,049,633

Ardmore Shipping Corporation Unaudited Condensed Interim Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2014	Jun 30, 2013
OPERATING ACTIVITIES
Net loss	(318,707)	(1,229,892)
Non-cash items:
Depreciation	6,423,130	3,728,926
Amortization of deferred dry dock expenditure	955,838	714,422
Share based compensation	687,954	5,625
Amortization of deferred finance charges	412,847	420,882
Changes in operating assets and liabilities:
Receivables, trade	(728,720)	(10,605)
Working capital advances	34,571	634,836
Prepayments	(24,432)	(148,865)
Advances and deposits	240,995	(563,892)
Other receivables	(103,827)	299,768
Inventories	(548,946)	(311,454)
Payables, trade	3,339,292	1,826,265
Charter revenue received in advance	(1,010,017)	390,381
Other payables	26,053	14,382
Accrued interest on loans	155,069	91,489
Deferred dry dock expenditure	(2,530,169)	(251,058)
Net cash provided by operating activities	7,010,931	5,611,210

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(114,292,560)	(59,097,783)
Payments for vessels under construction	(17,388,717)	(8,253,266)
Payments for other non-current assets	(31,903)	(26,108)
Net cash used in investing activities	(131,713,180)	(67,377,157)

FINANCING ACTIVITIES
Proceeds from long-term debt	45,000,000	47,030,000
Repayments of long term debt	(5,254,000)	(20,720,000)
Proceeds from capital leases	-	31,500,000
Repayments of capital leases	(758,600)	(359,601)
Payments for deferred finance charges	(3,428,827)	(1,162,625)
Net proceeds from equity offering	102,684,519	-
Payment of dividend	(4,415,000)	-
Net cash provided by financing activities	133,828,092	56,287,774

Net increase/(decrease) in cash and cash equivalents	9,125,843	(5,478,173)

Cash and cash equivalents at the beginning of the year	56,860,845	15,334,123

Cash and cash equivalents at the end of the period	65,986,688	9,855,950

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013

ADJUSTED EBITDA(1)	5,349,728	2,966,197	9,653,991	5,526,721

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	14,169	12,706	14,231	12,932

Fleet operating costs per day(3)	6,122	6,056	6,138	6,081
Technical management fees per day(4)	348	387	356	390
	6,470	6,443	6,494	6,471

MR Tankers “Eco-Design”
TCE per day(2)	15,859	16,417	15,710	16,556
Vessel operating costs per day(5)	6,043	6,079	5,960	6,049

MR Tankers “Eco-Mod"
TCE per day(2)	14,710	13,698	14,581	13,726
Vessel operating costs per day(5)	6,858	6,789	7,127	6,654

Chemical Tankers “Eco-Mod”
TCE per day(2)	11,206	10,183	11,852	11,170
Vessel operating costs per day(5)	6,580	6,248	6,285	6,400

FLEET
Average number of owned operating vessels	11.1	7.2	10.5	6.8

(1)	Adjusted EBITDA is reconciled under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred by commercial managers.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation Fleet List as at July 29, 2014

Vessel Name	Type	Dwt	IMO	Month Constructed	Country Constructed	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product	45,744	—	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod(1)
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Awaiting Delivery
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod(2)
Under Construction
SPP Hull S-1162	Product/Chemical	50,300	3	1Q15	Korea	MI	Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
HMD Hull H-2480	Product/Chemical	37,000	2	4Q14	Korea	MI	Eco-design
HMD Hull H-2481	Product/Chemical	37,000	2	1Q15	Korea	MI	Eco-design
FKA Hull N-2062	Product/Chemical	25,000	2	4Q14	Japan	MI	Eco-design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	968,736

(1) Ardmore Sealifter delivered on July 22, 2014 and is currently being upgraded to Eco-mod.
(2) Expecting delivery on in August 2014. Eco-mod upgrades will commence on delivery.

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit/(loss) and adjusted net earnings/(loss) per share, which are not measures prepared in accordance with U.S. GAAP. These Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluate operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. All amounts are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended		Six months ended
	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Net profit/(loss)	94,745	(1,189,200)	(318,707)	(1,229,892)
Interest income	(8,278)	(1,310)	(10,300)	(2,191)
Interest expense and finance costs	1,000,036	1,400,413	1,890,022	1,942,949
Income tax	13,505	7,734	26,054	14,382
Depreciation	3,401,368	2,024,909	6,423,130	3,728,926
Amortization of deferred dry dock expenditure	514,253	365,526	955,838	714,422
EBITDA	5,015,629	2,608,072	8,966,037	5,168,596
IPO related fees and expenses	-	352,500	-	352,500
Share based compensation (non-cash)	334,099	5,625	687,954	5,625
Adjusted EBITDA	5,349,728	2,966,197	9,653,991	5,526,721

Adjusted net loss	Three months ended		Six months ended
	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Net profit/(loss)	94,745	(1,189,200)	(318,707)	(1,229,892)
IPO related fees and expenses	-	352,500	-	352,500
Deferred finance fee write off	-	179,816	-	179,816
Share based compensation (non-cash)	334,099	5,625	687,954	5,625
Adjusted net profit/(loss)	428,844	(651,259)	369,247	(691,951)

Adjusted net earnings/(loss) per share, basic and diluted	0.016	(0.081)	0.016	(0.086)
Weighted average number of shares, basic and diluted	26,100,000	8,049,764	22,996,409	8,049,633

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com